Delisting Determination,The Nasdaq Stock Market, LLC,
April 28, 2017, Ignite Restaurant Group, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Ignite Restaurant Group, Inc. (the Company), effective at the opening of the trading session on May 8, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2&3)(C).
The Company was notified of the Staffs determination on January 25, 2017. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
March 10, 2017, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on March 14, 2017.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on April 24, 2017.